Exhibit 16.1

January 20, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549-7561

Re:	China Shandong Industries, Inc. (formerly Mobile Presence Technologies, Inc.) File No. 333-141327

Commissioners:

We have read Item 4.01 of Form 8-K dated January 20, 2010, of China Shandong Industries, Inc. (formerly Mobile Presence Technologies, Inc.) and are in agreement with the statements contained therein insofar as they relate to our dismissal and our audit for the fiscal years ended September 30, 2009 and 2008 and our reviews of interim financial statements.  We are not in a position to agree or disagree with the statements contained therein in Item 4.01 regarding the engagement of another independent registered public accounting firm or the approval of such engagement by the Board of Directors of the registrant.

/s/Li & Company, PC
Li & Company, PC